

02005088

STATES
:HANGE COMMISSION
, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
FEB 19 2002

SEC FILE NUMBER
8-50464

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WallStreet Electronica, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7242 S.W. 42nd Terrace
(No. and Street)

Miami, Florida 33155
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Otalvaro (305) 663-1018
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.
(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park BLvd., Suite 302, Fort Lauderdale, FL 33306
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Otalvaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallSreet Electronica, Inc., as of February 15, 2002, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
PRITPAL S. AHDI
MY COMMISSION # CC 955187
EXPIRES: August 11, 2004
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2001
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2000

TABLE OF CONTENTS


Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholders and Board of Directors
WallStreet Electronica, Inc.

We have audited the accompanying statement of financial condition of WallStreet Electronica, Inc. as of September 30, 2001, and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet Electronica, Inc. at September 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

February 12, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

WALLSTREET ELECTRONICA, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash and cash equivalents	$	20,668
Receivables from clearing agent		13,993
Furniture and equipment, net of accumulated depreciation of $322		1,956
Investment in securities		9,800
Other assets		3,027
	$	49,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,419
		13,419
Stockholders' equity:		
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		69,999
Accumulated deficit		(33,975)
		36,025
	$	49,444

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Revenue:	
Commissions and fees	$ 717,899
Management fees	97,392
Interest	87,845
Orderflow payments	7,474
	910,610
Expenses:	
Clearing and execution	281,986
Compensation	185,331
Equipment and technology costs	172,716
Telephone and communications	130,552
Travel and entertainment	63,686
Other operating	62,854
Advertising and promotion	30,359
Total expenses	927,484
Net income	(16,874)
Accumulated deficit, beginning of year	(17,101)
Accumulated deficit, end of year	$ (33,975)

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Cash flows from operating activities:		
Net loss	$	(16,874)
Depreciation		322
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables from clearing agent		27,899
Decrease in restricted cash held by clearing agent		50,000
Increase in other assets		(1,645)
Decrease in accounts payable and accrued expenses		(28,279)
Decrease in accounts payable - related party		(150,000)
Net cash used by operating activities		(118,577)
Cash flows from investing activities:		
Investment in securities		(9800)
Purchase of furniture and equipment		(2,278)
Net cash used by investing activities		(12,078)
Net decrease in cash		(130,655)
Cash at beginning of the year		151,323
Cash at end of year	$	20,668
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Wallstreet Electronica. Inc. (the "Company") was incorporated on August 14, 1997 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company operates one office in Miami, Florida. The Company's primary source of revenue is providing on-line Internet brokerage services to individuals and corporate customers. The Company is an introducing broker-dealer and clears its trades through U. S. Clearing, a division of Fleet Securities, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing agent – Receivables from clearing agent represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment – Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis over five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Investment in securities – Investment in securities represents non-trading stock and warrants purchased as an investment. The securities are carried at cost since it is not practicable to estimate fair value.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising costs -Advertising expenses are expensed as incurred.

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company receives consulting services, and rents all equipment, furniture, and fixtures from Mac International, Inc, a company wholly owned by a fifty percent stockholder. Additionally, the stockholder and Mac International provide and own all equipment and technology used by the Company in its daily operations. No contract exists specifying the term of the agreement or minimum payments required. The Company makes periodic payments in varying amounts as determined by management. During the year ended September 30, 2001, the total payments made to Mac International, Inc. and the stockholder were approximately $172,716.

4. CONTRACTUAL COMMITMENTS

At September 30, 2001, all of the Company's receivables were amounts held by the Clearing Broker. Further, at September 30, 2001, the Company did not have a deposit with the Clearing Broker. Subsequent to September 30, 2001, due to a change in policy, which effected all broker dealers cleared by the Clearing Broker, the Clearing Broker has required the Company to place $250,000 on deposit against the Company's clearing transactions.

5. INCOME TAXES

At September 30, 2001, the Company had operating loss carryforwards of approximately $34,000, which may be used against future taxable income through 2021. The Company's deferred tax asset at September 30, 2001 is approximately $34,000 and a valuation allowance of $34,000 has been applied against the deferred tax asset since it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance at September 30, 2001 has been increased approximately $17,000 from the valuation allowance at September 30, 2000.

6. OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. As of September 30, 2001, the Company had net capital of $20,041, which was $15,041 in excess of its minimum net capital requirement. The Company's ratio of aggregate indebtedness to net capital was .7 to 1.

8. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's September 30, 2001 FOCUS IIA. and the computation shown in the attached audited financial statements resulted from accruing additional expenses as a result of the audit findings.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2001

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2001

Computation of Net Capital:	
Total stockholder's equity qualified for net capital	$ 36,025
Deductions:	
Non-allowable assets:	
OTC rebate	1,184
Unsecured debit	17
Furniture and equipment	1,956
Other assets	12,827
Total non-allowable assets	15,984
Net capital before haircuts on securities positions	20,041
Haircut on money market funds (2%)	-
Net capital	20,041
Minimum net capital required (6 2/3% of aggregated indebtedness)	895
Minimum net capital required of reporting broker dealer	5,000
Net capital requirement	5,000
Excess net capital	$ 15,041
Excess net capital at 1,000 percent	$ 18,699
Aggregate Indebtedness:	
Total aggregated indebtedness included in Statement of Financial Condition	$ 13,419
Ratio of aggregated indebtedness to net capital	.7 to 1
Reconciliation:	
Net capital, per page 11 of the September 30, 2001 unaudited Focus IIA Report, as filed and amended	$ 26,460
Net audit adjustments	(6,419)
Net capital, per September 30, 2001 audited report, as filed	$ 20,041

WALLSTREET ELECTRONICA, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF SEPTEMBER 30, 2001

WallStreet Electronica, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
WallStreet Electronica, Inc.

In planning and performing our audit of the financial statements of WallStreet Electronica, Inc. (the "Company") for the year ended September 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sweeney, Peters & Co.

February 12, 2002